FORM 10-Q

PACCAR FINANCIAL CORP.

EXHIBIT 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Three Months Ended
	March 31,
	2002	2001
	(Unaudited)

FIXED CHARGES
Interest expense	$31.8	$50.1
Facility and equipment rental	.4	.4

TOTAL FIXED CHARGES	$32.2	$50.5

EARNINGS
Income before taxes	$3.6	$5.4
Depreciation

	3.0	3.0

	6.6	8.4
Fixed charges	32.2	50.5

EARNINGS AS DEFINED	$38.8	$58.9

RATIO OF EARNINGS TO FIXED CHARGES	1.21x	1.17x